SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number 1-4802

BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN

(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY

(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey		07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)		(ZIP CODE)
(201) 847-6800
(TELEPHONE NUMBER)

1.	FINANCIAL STATEMENTS AND SCHEDULES.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of June 30, 2014 and 2013

Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2014

Notes to Financial Statements

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Becton, Dickinson and Company

Savings Incentive Plan

Years Ended June 30, 2014 and 2013

With Report of Independent Registered Public

Accounting Firm

Annual Report on Form 11-K

Becton, Dickinson and Company

Savings Incentive Plan

Financial Statements and Supplemental Schedule

Years Ended June 30, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Becton, Dickinson and Company,

We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended June 30, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan at June 30, 2014 and 2013, and the changes in its net assets available for benefits for the year ended June 30, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2014, has been subjected to audit procedures performed in conjunction with the audit of Becton, Dickinson and Company Savings Incentive Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

New York, New York

November 26, 2014

Becton, Dickinson and Company

Savings Incentive Plan

Statements of Net Assets Available for Benefits

	June 30
	2014	2013
Assets
Investments at fair value:
Becton, Dickinson and Company Common Stock (2,860,848 shares and 3,146,487 shares, respectively)	$338,438,318	$310,967,310
Common collective trusts:
SSgA S&P 500 Index Securities Lending Series Fund – Class I	320,540,104	254,620,942
SSgA S&P MidCap Index Non-lending Series Fund – Class A	217,395,649	177,074,891
SSgA Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I	99,500,036	77,705,088
SSgA Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I	106,562,706	86,285,426
BlackRock Life Path Retirement	79,353,658	72,221,346
BlackRock Life Path 2020	170,287,952	148,348,180
BlackRock Life Path 2030	97,170,353	73,214,131
BlackRock Life Path 2040	62,506,102	45,703,976
BlackRock Life Path 2050	19,801,922	12,252,482
Investment contracts	461,378,071	460,264,110
Cash and cash equivalents	12,822,094	14,197,171

Total investments	1,985,756,965	1,732,855,053

Notes receivable from participants	35,535,491	34,559,600
Other	4,428	4,750,510

Total assets	$2,021,296,884	$1,772,165,163

Liabilities
Payable for investment purchases	$1,055,568	$612,571
Investment management fees payable	1,845,986	852,658

Total liabilities	2,901,554	1,465,229

Net assets available for benefits, reflecting investments at fair value	2,018,395,330	1,770,699,934
Adjustment from fair value to contract value for fully benefit – responsive investment contracts	(15,380,314)	(13,512,047)

Net assets available for benefits	$2,003,015,016	$1,757,187,887

See accompanying notes.

Becton, Dickinson and Company

Savings Incentive Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2014

Additions
Participants’ contributions	$82,751,212
Rollover contributions	10,893,883
Company contributions	34,341,857
Interest income	9,751,230
Dividends from Becton Dickinson	6,358,396

144,096,578
Deductions
Distributions to participants	155,895,504
Administrative expenses and other	2,122,032

158,017,536

Net appreciation in fair value of investments	259,748,087

Net increase in net assets available for benefits	245,827,129

Net assets available for benefits at beginning of year	1,757,187,887

Net assets available for benefits at end of year	$2,003,015,016

See accompanying notes.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements

June 30, 2014

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the Plan) are maintained on the accrual basis of accounting.

Cash and Cash Equivalents

The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton, Dickinson and Company (the Company) and the Plan.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of June 30, 2014 and 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Fair Value of Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Plan participants have the option of investing in a stable value fund which is a separately managed account on behalf of the Plan. The stable value fund purchases synthetic investment contracts (Synthetic Guaranteed Investment Contracts or “Synthetics GICs”) on behalf of the Plan. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan

General

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and Company. Full-time and part-time employees of Becton, Dickinson and Company and certain of its domestic subsidiaries are eligible for participation in the Plan on the first enrollment date coincident with or next following their date of hire. Becton, Dickinson and Company is the sponsor of the Plan.

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 60%. For purposes of the Plan, total pay includes base pay, overtime compensation, commissions and bonuses paid.

Pre-tax contributions are subject to annual Internal Revenue Code limitations of $17,500 for 2014 and 2013, plus a catch-up contribution of $5,500 for participants age 50 and older for 2014 and 2013.

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. For fiscal 2014, the Plan has authorized the Company to make bi-weekly contributions to the Plan in an amount equal to 75% of eligible employee contributions during said period less any forfeitures.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Employee contributions can be in either before-tax 401(k) dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 401(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to the employee exceeds the amount of after-tax dollars the employee has contributed to the Plan.

Employee contributions are invested, at the option of the employee, in any of the available funds in 1% increments.

State Street Bank & Trust Company (State Street Bank) is the Plan’s Trustee. State Street Global Advisors (SSgA) is the investment manager of the S&P 500 Index Securities Lending Series Fund – Class I, the S&P MidCap Index Non-Lending Series Fund Class A, the Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I, the Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I, and the Becton, Dickinson and Company Common Stock Fund. Invesco Advisors, Inc. is the investment manager of the stable value fund which is a separately managed account for the Plan investing in Synthetic GICs. BlackRock is the investment manager of the Life Path Retirement Fund, Life Path 2020 Fund, Life Path 2030 Fund, Life Path 2040 Fund, and Life Path 2050 Fund. Collectively these are the funds of the Plan (Funds).

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The assets of the Company Common Stock Fund are invested in shares of the Company’s common stock. Effective March 23, 2009, the Board of Directors approved a resolution such that a participant whose Company stock fund balance is 10% or less of their total Plan balance may not elect to invest more than 10% of future contributions in the Company stock fund, and a participant whose Company stock fund balance is greater than 10% of their total Plan balance may not elect to invest any future contributions in the Company stock fund. However, if a participant’s balance was greater than 10% of their total Plan balance, as of the effective date, July 30, 2009, the funds do not need to be reallocated. The Trustee has advised that its present intention is to purchase the Company’s common stock exclusively on the open market. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.

Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The State Street Short-Term Investment Fund is a holding account and represents funds received awaiting allocation to an investment fund.

The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set quarterly. Total loans to a participant cannot exceed the lesser of 50% of the participant’s vested balance or $50,000. Employees are required to make installment payments at each payroll date. In case of termination, if the participant’s account balance is less than $1,000 the outstanding balance of a loan becomes due and payable upon the termination. If the participant elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan. If the participant’s account balance is $1,000 or greater at the time of termination, the participant may elect to repay the outstanding loan balance or to continue to make monthly manual loan repayments on any outstanding loan balance. If the participant elects not to make monthly manual loan repayments and elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Plan provides for vesting in employer matching contributions based on years of service as follows:

Full Years of Service	Percentage

Less than 2 years	0%
2 years but less than 3 years	50
3 years but less than 4 years	75
4 years or more	100

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants’ contributions are always 100% vested. Unallocated forfeitures balances as of June 30, 2014 and 2013, were approximately $113,000 and $393,000, respectively. For the year ended June 30, 2014, forfeitures used to reduce employer matching contributions were $1,351,000.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company’s contributions.

Payment of Benefits

Upon separation from service with the Company due to retirement, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum payment or may elect to receive the balance in their account over a period of 2 to 15 years in monthly, quarterly, or annual installments. The participant may also elect to leave their balance in the Plan until the April 1st of the calendar year following the year in which they turn 70.5.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Upon separation from service with the Company due to termination, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum payment. The participant may also elect to leave their balance in the Plan until the April 1st of the calendar year following the year in which they turn 70.5.

If the participant dies, the participant’s beneficiary will receive a lump sum distribution of their balance. If the beneficiary is the participant’s spouse, he/she may elect to defer payment to a later date.

If the participant becomes disabled and qualifies for Social Security benefits, they may elect to receive a lump sum distribution of their account otherwise the account will remain active until the earlier of the date they turn age 65 or their death.

If upon termination or retirement, a participant’s vested account balance is $1,000 or less, they will automatically receive a cash lump-sum distribution equal to their vested account balance as soon as administratively possible after the participant’s termination or retirement.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

3. Investments

During 2014, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated)/appreciated in fair value as determined by quoted market prices as follows:

Becton, Dickinson and Company Common Stock	$58,785,474
SSgA S&P 500 Index Securities Lending Series Fund – Class I	62,943,878
SSgA S&P MidCap Index Non-Lending Series Fund – Class A	44,385,246
SSgA Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I	17,877,774
SSgA Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I	22,800,908
BlackRock Path Retirement	7,961,066
BlackRock Life Path 2020	20,027,683
BlackRock Life Path 2030	12,839,441
BlackRock Life Path 2040	9,107,995
BlackRock Life Path 2050	3,018,622

$259,748,087

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 2 – Inputs to the valuation methodology include:

•	Quotes prices for similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the value measurement. Valuation techniques used to need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the valuation methodologies used for assets measured at fair value as described below.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common collective trusts: Valued at the net asset value of shares held by the Plan at year end.

Cash equivalents: Comprised of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets provided by the financial institution managing this fund.

Company common stock: Valued at the closing price reported on the active market in which the security is traded.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Investment contracts: Comprised of Synthetic Guaranteed Investment Contracts, or “Synthetic GICs”, the fair value of which is equal to the total of the fair value of the underlying assets (units of various trust funds that hold high quality fixed-income securities) plus the total rebid value of related benefit-responsive insurance wrappers.

The Plan’s Investment Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair market value of the Plan’s investments. The Investment Committee reports to the Audit Committee of the Company. In determining the reasonableness of the methodology used, the Investment Committee evaluates a variety of factors, including review of existing contacts, economic conditions, industry and market developments and overall credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2014. During fiscal year 2014 there were no significant transfers of assets between Levels 1, 2 and 3.

	Assets at Fair Value as of June 30, 2014
	Level 1	Level 2	Level 3	Total
Common collective trusts:
U.S. equities(a)	$—	$644,498,459	$—	$644,498,459
Non-U.S. equities(b)	—	99,500,036	—	99,500,036
Target retirement date funds(c)	—	429,119,987	—	429,119,987
Cash and cash equivalents	12,822,094	—	—	12,822,094
Company common stock	338,438,318	—	—	338,438,318
Investment contracts	—	461,219,008	159,063	461,378,071

Total investments	$351,260,412	$1,634,337,490	$159,063	$1,985,756,965

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2013.

	Assets at Fair Value as of June 30, 2013
	Level 1	Level 2	Level 3	Total
Common collective trusts:
U.S. equities(a)	$—	$517,981,259	$—	$517,981,259
Non-U.S. equities(b)	—	77,705,088	—	77,705,088
Target retirement date funds(c)	—	351,740,115	—	351,740,115
Cash and cash equivalents	14,197,171	—	—	14,197,171
Company common stock	310,967,310	—	—	310,967,310
Investment contracts	—	460,111,425	152,685	460,264,110

Total investments	$325,164,481	$1,407,537,887	$152,685	$1,732,855,053

(a)	This category includes large-blend and mid-cap blend funds invested primarily in US common stocks. There are currently no redemption restrictions on these investments.
(b)	This category includes funds invested in a variety of international stocks among developed and emerging markets. There are currently no redemption restrictions on these investments.
(c)	This category includes investments in highly diversified funds with target-date portfolios for investors who have a specific date in mind for retirement or other goals. These funds contain a mix of US common stocks, non-US stocks, bonds and cash. There are currently no redemption restrictions on these investments.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year June 30, 2014 and 2013.

	Year Ended June 30
	2014	2013
	Investment Contracts	Investment Contracts

Balance, beginning of year	$152,685	$255,664
Unrealized gains (losses) relating to the instruments still held at the reporting date	6,378	(102,979)

Balance, end of year	$159,063	$152,685

Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments. The fair value of these Synthetic GICs is equal to the total of the fair value of the underlying assets plus the total wrapper rebid value. The wrapper rebid value is $159,063 and $152,685 at June 30, 2014 and 2013, respectively.

In determining the net assets available for benefits, the Synthetic GICs are recorded at gross fair value and adjusted to net contract value. Because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

The weighted average yield for the investment contracts was 2.07% and 2.27% at June 30, 2014 and 2013. The crediting interest rates ranged from 1.59% to 2.58% for the plan year ended June 30, 2014. Crediting interest rates are determined based on the balance and duration of the contract, with certain contracts subject to quarterly rate resets based on market indices. There are no minimum crediting interest rates or limitation on guarantees under the terms of the contracts.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 14, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of June 30, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6. Related-Party Transactions

During the year ended June 30, 2014, the Plan purchased and sold 15,800 and 301,439 shares respectively, of the Company’s common stock and recorded $6,358,396 in dividends on the common stock from the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawn participants which have not yet been distributed from the Plan as of June 30, 2014 and 2013, amounted to $980,152 and $138,775, respectively. For the purpose of preparing the Plan’s Form 5500 such amounts are recorded as liabilities.

Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

Becton, Dickinson and Company

Savings Incentive Plan

EIN #22-0760120 Plan #011

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

June 30, 2014

	Identity of Issue, Borrower, Lessor or Similar Party, and Description of Investment	Number of Units Shares	Current Value

*	State Street Global Advisors
	Becton, Dickinson and Company Common Stock	2,860,848	$338,438,318

*	State Street Global Advisors
	S&P 500 Securities Lending Series Fund – Class I	3,784,976	320,540,104

*	State Street Global Advisors
	S&P MidCap Index Non-Lending Fund – Class A	19,102,097	217,395,649

*	State Street Global Advisors
	Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I	52,547,372	99,500,036

*	State Street Global Advisors
	Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I	46,246,229	106,562,706

	BlackRock
	Life Path Retirement	4,965,422	79,353,658
	Life Path 2020	11,000,235	170,287,952
	Life Path 2030	6,347,296	97,170,353
	Life Path 2040	4,116,917	62,506,102
	Life Path 2050	1,186,887	19,801,922

Becton, Dickinson and Company

Savings Incentive Plan

EIN #22-0760120 Plan #011

Schedule H, Line 4(i) – Schedule of Assets (continued)

(Held at End of Year)

	Identity of Issue, Borrower, Lessor or Similar Party, and Description of Investment	Current Value

	Voya Retirement & Annuity
	GIC #60396-A, due at 1.59%	$43,116,700

	Voya Retirement & Annuity
	GIC #60396-B, due at 1.74%	43,006,183

	Prudential Insurance Co.
	GIC #GA-62465, due at 2.58%	115,862,775

	Metropolitan Life Insurance
	GIC #GAC-32593, due at 2.54%	44,587,617

	Monumental Life Insurance Company
	#MDA 00591TR, due at 1.96%	106,864,950

*	State Street Bank (IGT Invesco Short-Term Bond)
	GIC #103054, due at 1.78%	107,939,846

	Total investment contracts	461,378,071

	Cash and cash equivalents	12,822,094

	Total investments	$1,985,756,965

*	As State Street Bank & Trust Company is the trustee of the plan, these represent party-in-interest transactions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Incentive Plan Committee of Becton, Dickinson and Company, the Plan Administrator of the Becton, Dickinson and Company Savings Incentive Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Becton, Dickinson and Company
Savings Incentive Plan
Date: November 26, 2014
/s/ Claire Mei
Member, Savings Incentive Plan Committee

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm